# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NXT Energy Solutions Inc., CIK 0001009922
CUSIP: 62948Q107
Title of class of securities: NXT ENERGY SOLUTIONS, INC
Address of issuer's principal executive offices: 3320 - 17TH AVENUE SW, SUITE 302, CALGARY, T3E 0B4, Alberta Canada (A0), 90035
Date of event which requires filing of this statement: 06/26/2025
Filed by CIK 0001626494
Persons authorized to receive notices and communications: Mr. Michael Mork, 132 Mill Street, Suite 204, Healdsburg, California (CA), 95448, (707) 431-105

## Reporting persons
- Mork Capital Management, LLC (CIK 0001626494): type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 27,086,991; sole dispositive power 0; shared dispositive power 27,086,991; aggregate amount beneficially owned 30,526,321 (28% of the class)
  Comment: (13) The percent of class represented by amount in row (11) is based on the total shares outstanding as of the date of conversion.
- MCAPM L P (CIK 0001207084): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 27,086,991; sole dispositive power 0; shared dispositive power 27,086,991; aggregate amount beneficially owned 30,526,321 (28% of the class)
  Comment: (13) The percent of class represented by amount in row (11) is based on the total shares outstanding as of the date of conversion.
- Michael Mork: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 3,439,330; shared voting power 27,086,991; sole dispositive power 3,439,330; shared dispositive power 27,086,991; aggregate amount beneficially owned 30,526,321 (28% of the class)
  Comment: (13) The percent of class represented by amount in row (11) is based on the total shares outstanding as of the date of conversion.

## Item 1. Security and Issuer
Title of class of securities: NXT ENERGY SOLUTIONS, INC
Name of issuer: NXT Energy Solutions Inc.
Address of issuer's principal executive offices: 3320 - 17TH AVENUE SW, SUITE 302, CALGARY, T3E 0B4, Alberta Canada (A0), 90035

## Item 2. Identity and Background
Name of person filing: This Schedule 13DA is being filed on behalf of Mork Capital Management, LLC (Mork Capital), MCAPM, L.P., and Michael Mork, who are collectively referred to herein as the Reporting Persons.
Residence or business address: The address of the principal business office of the Reporting Persons is 132 Mill St., Suite 204, Healdsburg, CA 95448.
Present principal occupation or employment: Mork Capital serves as the investment adviser and general partner of MCAPM, L.P. which is a private investment fund engaged in the purchase and sale of securities. Michael Mork is the owner and Managing Member of Mork Capital. The principal occupation of Michael Mork is investment management.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Please refer to row 6 of the respective cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to reflect and include the following:

On June 26, 2025, MCAPM, LP converted its NXT Debentures into shares of common stock, as follows:

Debenture issued on November 8, 2023 with a principal amount of $900,000 was converted into 4,977,876 shares at a price of $0.1808 per share.

Debenture issued on January 11, 2024 with a principal amount of $375,000 was converted into 2,074,115 shares at a price of $0.1808 per share.

Debenture issued on May 31, 2024 with a principal amount of $2,000,000 was converted into 8,000,000 shares at a price of $0.25 per share.

On June 26, 2025, Michael Mork converted his NXT Debenture into shares of common stock, as follows:

Debenture issued on November 8, 2023 with a principal amount of $100,000 was converted into 553,097 shares at a price of $0.1808 per share.

No additional purchases were made by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose in converting the Debentures of the Issuer was to obtain better liquidity for the shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(A) Mork Capital Management, LLC - Aggregate number of shares beneficially owned: 30,526,321 Percentage: 28.02%
(B) MCAPM, L.P. - Aggregate number of shares beneficially owned: 30,526,321 Percentage: 28.02%
(C) Michael Mork - Aggregate number of shares beneficially owned: 30,526,321 Percentage: 28.02%
Number of shares as to which each person has sole or shared power to vote or dispose:
(A) Mork Capital Management, LLC
1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 27,086,991
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 27,086,991

(B) MCAPM, L.P.
1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 27,086,991
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 27,086,991

(C) Michael Mork
1. Sole power to vote or to direct vote: 3,439,330
2. Shared power to vote or to direct vote: 27,086,991
3. Sole power to dispose or to direct the disposition: 3,439,330
4. Shared power to dispose or to direct disposition: 27,086,991
Transactions in the class effected during the past sixty days:
(A) Mork Capital Management, LLC - Mork Capital Management, LLC has made no purchases of the Issuers common shares for its own account. As investment adviser, it purchases and sells securities on behalf of its clients.

(B) MCAPM, L.P. - See Item 3 above. No other transactions were made by this Reporting Person within the last 60 days.

(C) Michael Mork - See Item 3 above. No other transactions were made by this Reporting Person within the last 60 days.
Other persons with the right to receive dividends or sale proceeds:
(A) Mork Capital Management, LLC - Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuers common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuers common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(B) MCAPM, L.P. - Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuers common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuers common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 is incorporated by reference herein.

Except as described in this filing, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number and Description

1. Joint Filing Agreement Dated Jun. 26, 2025

2. Schedule B To The Unsecured Convertible Debenture Dated Nov. 8, 2023 of NXT Energy Solutions Inc. in Favour of MCAPM, LP Notice of Conversion

3. Schedule B To The Unsecured Convertible Debenture Dated Jan. 11, 2024 of NXT Energy Solutions Inc. in Favour of MCAPM, LP Notice of Conversion

4. Schedule B To The Unsecured Convertible Debenture Dated May 31, 2024 of NXT Energy Solutions Inc. in Favour of MCAPM, LP Notice of Conversion

5. Schedule B To The Unsecured Convertible Debenture Dated Nov. 8, 2023 of NXT Energy Solutions Inc. in Favour of Michael Paul Mork Notice of Conversion

## Signatures
- Mork Capital Management, LLC: Michael Mork, Owner and Chief Executive (06/26/2025)
- MCAPM L P: Michael Mork, General Partner (06/26/2025)
- Michael Mork: Michael Mork, Individual (06/26/2025)